UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                                February 13, 2003



                          Tecnomatix Technologies Ltd.
                          ----------------------------
             (Exact Name of Registrant as specified in the charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzliya 46733, Israel
                    -----------------------------------------
                    (Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [ X ] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ] No [ X ]

Enclosure:  Press Release dated February 13, 2003, announcing fourth quarter and full year 2002 results.


     Tecnomatix Announces Fourth Quarter and Full Year 2002 Results

     HERZLIA, Israel--(BUSINESS WIRE)--Feb. 13, 2003--Tecnomatix Technologies, Ltd. (NASDAQ: TCNO), the driving force for Manufacturing Process Management (MPM) solutions, announced today its financial results for the fourth quarter and full year ended December 31, 2002.
    All financial figures in the press release are pro forma results. Pro forma results exclude non-recurring amortization of goodwill and acquired intangibles related to acquisitions, restructuring costs and asset impairment.
    For the fourth quarter ended December 31, 2002, the Company is reporting revenues of $21.4 million, operating income of $20 thousand and net income of $0.1 million, or $0.01 per diluted share. This compares to the fourth quarter ended December 31, 2001, when the Company reported revenues of $21.2 million, operating income of $0.5 million and net income of $0.2 million, or $0.02 per diluted share. The Company ended the quarter with $41.8 million in cash and cash equivalents, short-term investments and long-term investments.
    The Company reported revenues for 2002 of $82.0 million, operating income of $2.2 million and net income of $1.1 million, or $0.1 per diluted share. This compares to the year ended December 31, 2001, when the Company reported revenues of $86.9 million, an operating loss of $4.9 million and a net loss of $4.3 million, or $(0.42) per diluted share.

    Fourth Quarter 2002 Highlights

    "We met our goals this quarter with solid execution of our key business initiatives," said Harel Beit-On, chairman and chief executive officer of Tecnomatix. "We achieved sequential revenue growth in all our businesses and territories, and reported a positive cash flow. Most important, we continued to see strong adoption of our MPM enterprise solutions by new and existing customers, including Ford, General Motors, Mazda, Siemens, Teradyne, Tesco and Venture.
    "This quarter, we intensified our efforts in our partnership with EDS, investing nearly $500,000 in R&D and sales training programs. As a result of these efforts, the first integrated EDS/Tecnomatix product will be delivered to customers during first quarter 2003; several EDS sales teams have been trained and are now dedicated to selling our eMPower solutions -- significantly increasing our sales capacity in the US."

    Summary of Year 2002

    "During 2002, we made broad advances in implementing our strategy, despite the ongoing soft IT spending environment," continued Beit-On. "We enhanced our product offerings. We signed several important strategic agreements. We gained recognition by AMR, CIMdata, Daratech, Frost & Sullivan, Gartner and others as the leader in a fast-growing area of manufacturing IT. And we gained market share, winning every benchmark and a steady stream of repeat orders for our eMPower Enterprise Solutions from companies like Audi, BMW, Ford, General Motors, Mazda, PSA Peugeot Citroen, Schneider Electric and Volkswagen.
    "By the end of the year, with over 220 enterprise projects around the world and over 100 corporations having chosen eMPower Enterprise Solutions as their MPM standard solution, these licenses accounted for over 38% of our total software revenues --up from 28% in 2001.
    "Particularly noteworthy in 2002, was our strategic alliance with EDS whereby Tecnomatix solutions will be an integral part of the EDS product lifecycle management (PLM) environment. This strategic relationship with EDS is expanding our market coverage, channels and deployment capabilities, providing our mutual customers with a robust solution from pre-planning to operational planning, and further solidifying our market position as the MPM partner of choice for any PLM strategy.
    "In addition, we reinforced our long-time relationship with Siemens Automation and Drives by extending our joint development agreement for the eM-PLC product. We also acquired Teradyne's CIMBridge CAD/CAM optimization software product line, adding 300 users to our customer base.
    "During the year, we launched Oracle-based eMPower 6, which supports industry standards and provides scalability and expandability within the PLM environment. We released a PC-based version of our popular robotics simulation product and continued to enhance eMPower for Electronics(TM) which represents the most advanced MPM platform for electronics on the market today."

    Looking Forward to 2003

    Beit-On concluded, "We enter 2003, in a position of leadership, stability and strength. Our strategy remains clear: we will focus on growth by generating new and repeat sales; we will work closely with EDS and our other partners to expand our market coverage; and we will increase our efforts to promote both our MPM enterprise solutions and stand-alone products.
    "We have set challenging goals in uncertain times. But with our dedicated people, best-in-class solutions, alliance partners and proven customer successes, we are on the road to growth and increased profitability."

    Conference Call Information

    Tecnomatix will hold a conference call to discuss its fourth quarter results on February 13, 2003 at 8:30am EST. To access the conference call, please dial (703) 871-3597 by 8:20am. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial (888) 266-2081 (international callers dial +1.703.925-2533), reservation #6387057. The replay will be available until 11:00pm EST on February 20.

    About Tecnomatix Technologies, Ltd.

    Tecnomatix Technologies, Ltd. (NASDAQ: TCNO) is the driving force in Manufacturing Process Management (MPM). Today's leading global manufacturers are adopting MPM solutions to expand revenue potential and reduce costs by enhancing manufacturing's ability to support the business strategy of choice. These companies are using Tecnomatix eMPower MPM solutions to accelerate product introductions, shorten time to volume, and optimize production execution. eMPower enables our customers to succeed with its collaborative, open platform and applications for defining, simulating, managing, and executing manufacturing processes across the extended enterprise.
    For additional information about why automotive, electronics, aerospace and other discrete manufacturing leaders -- such as BMW, Ford, GM, Mazda, Comau, Faurecia, Sanmina-SCI, Solectron, Nortel, Philips, Boeing, Airbus, GE Aircraft Engines, Lockheed Martin - have been turning to Tecnomatix MPM solutions, visit www.tecnomatix.com

    Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

TECNOMATIX TECHNOLOGIES LTD.

PRO-FORMA RESULTS (a)
U.S $ in thousands, except per share data

                         Twelve months ended      Three months ended
                       12/31/2002  12/31/2001  12/31/2002  12/31/2001
                       ----------- ----------- ----------- -----------

Revenues
Software license fees      36,385      42,316       9,898      10,386

Services                   45,620      44,584      11,510      10,816
                       ----------- ----------- ----------- -----------

Total revenues             82,005      86,900      21,408      21,202
                       ----------- ----------- ----------- -----------

Costs and expenses

Software license fees       8,062       7,851       2,379       2,290

Services                   15,520      15,268       4,282       3,824

Research and
 development, net          14,297      19,216       3,367       3,884

Selling and marketing      36,887      44,624       9,874       9,669

General and
 administrative             5,013       4,855       1,486       1,075
                       ----------- ----------- ----------- -----------

Total costs and
 expenses                  79,779      91,814      21,388      20,742
                       ----------- ----------- ----------- -----------

Operating income (loss)     2,226      (4,914)         20         460

Financial income
(expense), net               (799)      1,192          62        (413)
                       ----------- ----------- ----------- -----------

Income (loss) before
 taxes on income            1,427      (3,722)         82          47

Provision for income
 taxes                        148         (54)        122         282
                       ----------- ----------- ----------- -----------

Income (loss) after
 taxes on income            1,575      (3,776)        204         329

Equity share in net
 income (loss) of an
 affiliate company           (431)       (532)        (97)       (129)
                       ----------- ----------- ----------- -----------

Net income (loss)           1,144      (4,308)        107         200
                       =========== =========== =========== ===========

Diluted earnings (loss)
 per share:
Net Income (loss)            0.10       (0.42)       0.01        0.02
                       =========== =========== =========== ===========

Weighted average number
 of shares outstanding:
Diluted                11,165,319  10,366,125  10,957,570  11,144,411
                       =========== =========== =========== ===========

(a) Excluding Amortization of Goodwill and Acquired Intangibles,
    Restructuring Costs and Assets Impairment


TECNOMATIX TECHNOLOGIES LTD.

Reconciliation of Pro Forma and GAAP Net Income (Loss)
Consolidated Statements of Operations
U.S $ in thousands

The following pro forma supplemental information provides a reconciliation between pro forma net income (loss) and net income
(loss) according to generally accepted accounting principles (GAAP). This pro forma information is not prepared in accordance with GAAP.

                         Twelve months ended      Three months ended
                       12/31/2002  12/31/2001  12/31/2002  12/31/2001
                       ----------- ----------- ----------- -----------

Pro forma net income
(loss)                      1,144      (4,308)        107         200

Reconciling items to
 GAAP net income
(loss) :-

 Restructuring costs
  and assets impairment    (1,483)     (1,843)     (1,483)     (1,843)

 Amortization of
  goodwill                      -      (3,942)          -      (1,002)

 Amortization of
  acquired intangibles     (2,491)     (3,816)       (577)       (953)
                       ----------- ----------- ----------- -----------

Total pro forma
 adjustments               (3,974)     (9,601)     (2,060)     (3,798)
                       ----------- ----------- ----------- -----------


GAAP net income (loss)     (2,830)    (13,909)     (1,953)     (3,598)
                       =========== =========== =========== ===========

TECNOMATIX TECHNOLOGIES LTD.

Consolidated Statements of Operations
U.S $ in thousands, except per share data

                         Twelve months ended      Three months ended
                       12/31/2002  12/31/2001  12/31/2002  12/31/2001
                       ----------- ----------- ----------- -----------

Revenues
  Software license fees    36,385      42,316       9,898      10,386

  Services                 45,620      44,584      11,510      10,816
                       ----------- ----------- ----------- -----------

Total revenues             82,005      86,900      21,408      21,202
                       ----------- ----------- ----------- -----------

Costs and expenses

  Software license fees     8,062       7,851       2,379       2,290

  Services                 15,520      15,268       4,282       3,824

  Amortization of
   goodwill                     -       3,942           -       1,002

  Amortization of
   acquired intangibles     2,491       3,816         577         953

  Research and
   development, net        14,297      19,216       3,367       3,884

  Selling and marketing    36,887      44,624       9,874       9,669

  General and
   administrative           5,013       4,855       1,486       1,075

  Restructuring costs
   and assets
   impairment               1,483       1,843       1,483       1,843
                       ----------- ----------- ----------- -----------

Total costs and
 expenses                  83,753     101,415      23,448      24,540
                       ----------- ----------- ----------- -----------

Operating income (loss)    (1,748)    (14,515)     (2,040)     (3,338)

Financial income
(expense), net               (799)      1,192          62        (413)
                       ----------- ----------- ----------- -----------

Income (loss) before
 taxes on income           (2,547)    (13,323)     (1,978)     (3,751)

Provision for income
 taxes                        148         (54)        122         282
                       ----------- ----------- ----------- -----------

Income (loss) after
 taxes on income           (2,399)    (13,377)     (1,856)     (3,469)

Equity share in net
 income (loss) of an
 affiliate company           (431)       (532)        (97)       (129)
                       ----------- ----------- ----------- -----------

Net income (loss)          (2,830)    (13,909)     (1,953)     (3,598)
                       =========== =========== =========== ===========

Basic earnings (loss)
 per share:
Net Income (loss)           (0.27)      (1.34)      (0.18)      (0.34)
                       =========== =========== =========== ===========

Diluted earnings (loss)
 per share:
Net Income (loss)           (0.27)      (1.34)      (0.18)      (0.34)
                       =========== =========== =========== ===========

Weighted average number
 of shares outstanding:
Basic                  10,607,140  10,366,125  10,695,830  10,443,310
                       =========== =========== =========== ===========
Diluted                10,607,140  10,366,125  10,695,830  10,443,310
                       =========== =========== =========== ===========

TECNOMATIX TECHNOLOGIES LTD.

Condensed Consolidated Balance Sheets
U.S $ in thousands
                                                12/31/2002  12/31/2001
                                                ----------- ----------
Current Assets:
 Cash and cash equivalents                          10,466     21,670
 Short-term investments                              5,981     29,515
 Receivables:
  Trade                                             27,671     23,110
  Related parties                                      695        417
  Other and prepaid expenses                         5,212      5,988
                                                ----------- ----------

Total current assets                                50,025     80,700
                                                ----------- ----------

Non-current receivables                                915        808
                                                ----------- ----------

Long-Term Investments:
 Bonds                                              25,472          -
 Other                                                   -        457
                                                ----------- ----------

Total Long-term investments                         25,472        457


Property and equipment, net                          6,108      7,359
                                                ----------- ----------

Goodwill, net                                       17,210     15,409
                                                ----------- ----------

Acquired intangibles, net                                -      2,195
                                                ----------- ----------

Other assets, net                                   16,613     16,451
                                                ----------- ----------

Total assets                                       116,343    123,379
                                                =========== ==========

Current Liabilities:
 Short-term credits                                      -        687
 Payables:
  Trade                                              2,950      2,267
  Deffered Revenue                                   4,659      4,774
  Other and accrued expenses                        14,956     15,214
                                                ----------- ----------

Total current liabilities                           22,565     22,942
                                                ----------- ----------

Provision for losses from investment in an
 affiliate company                                     526         95
                                                ----------- ----------

Accrued severance pay, net                             907        681
                                                ----------- ----------

5.25% Convertible subordinated notes                37,428     43,765
                                                ----------- ----------

Minority interest in consolidated subsidiary             -          3
                                                ----------- ----------

Shareholders' equity                                54,917     55,893
                                                ----------- ----------

Total liabilities and shareholders' equity         116,343    123,379
                                                =========== ==========


    CONTACT: Company:
             Tecnomatix Technologies, Ltd.
             Oren Steinberg, +1-603-765-5294 or +972-9-9594755
             osteinberg@tecnomatix.com
              or
             Company Investor:
             Tecnomatix Technologies, Ltd.
             Marsha Shalvi, +972-9-9594733 or +972-54-942180
             mshalvi@tecnomatix.com
              or
             Investor:
             Lippert/Heilshorn & Assoc.
             Jody Burfening, 212/838-3777
             jbs@lhai.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.

By:  /s/ Harel Beit-On
     --------------------------
Harel Beit-On
Chairman of the Board of Directors and Chief Executive Officer


Dated: February 13, 2003





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